UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No         X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MATERIAL NOTICE

Ultrapar announces financial guidance for 2020

São Paulo, March 3, 2020 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Company”), in compliance with Instructions 358/02 and 480/09, as amended, issued by the Securities and Exchange Commission of Brazil (CVM) hereby discloses the financial guidance for 2020 (accounting standard IFRS 16):

Note 1: Adjusted EBITDA

The main assumptions adopted to formulate the guidance for 2020 were:

•	Exchange rate of R$ 4.00/USD;
•	Brazilian GDP growth of 2%;
•	Annual inflation of 3.9% (IPCA).

The assumptions were defined during the budgeting process of the Company, conducted throughout the last quarter of 2019, and its primary sources of information were the Focus Report published by the Central Bank of Brazil and reports of specialized consultant firms.

The businesses’ perspectives are based in beliefs and assumptions of the Company’s executive board, as well as in information currently available. Such estimates are not guarantee of performance and involve risks and uncertainties, since they refer to future events and depend on circumstances which may or may not occur. General economic conditions, market conditions and other operational factors may lead to results which differ materially from the numbers disclosed.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2020

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Market Announcement)